Exibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. completes sale of Tartan Lake mine property

     /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE
UNITED STATES/

     Trading Symbols
     TSX - CRJ
     NYSE Amex - CGR

     SASKATOON, Jan. 7 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") is pleased to announce that it has completed the sale to St. Eugene
Mining Corporation Limited ("St. Eugene") of Claude's assets relating to the
Tartan Lake gold mining property (the "Tartan Lake Assets") located in the
Province of Manitoba (the "Transaction").
     The terms of the Transaction, which was previously announced on September
22, 2008, were contained in a property purchase and sale agreement dated effective December 30, 2009 between Claude and St. Eugene.
     The purchase price payable by St. Eugene to Claude for the Tartan Lake
Assets consisted of $3,000,000, payable by way of 10,966,000 common shares of
St. Eugene (at a deemed price of approximately $0.274 per common share), which common shares were issued from treasury. Under the terms of the Transaction,
Claude also received $100,000, payable by way of 700,000 common shares of St.
Eugene (at a deemed price of $0.143 per common share), issued from treasury, for allowing St. Eugene to conduct due diligence in relation to the Tartan
Lake Assets.
     Upon closing of the Transaction, Claude acquired 17.3% of St. Eugene's issued and outstanding common shares. Prior to the closing of the Transaction,
Claude did not own any common shares of St. Eugene.
     The Tartan Lake Assets are located forty kilometres from Flin Flon,
Manitoba.
     Claude is in the process of finalizing a definitive agreement with St.
Eugene to sell to St. Eugene Claude's 35% interest in the Amisk Lake property, which is located in northeastern Saskatchewan.

     Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange and the American Stock Exchange. Claude is
a gold exploration and mining company. The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 865,000 ounces of gold from its Seabee mine. Claude owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505 or Email: ir(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 18:37e 07-JAN-10